REPORT OF THE FUND’S SPECIAL SHAREHOLDER MEETING

A Special Meeting of Shareholders of the CNI Charter CSC Small Cap Value Fund (“the Acquired Fund”), took place on January 19, 2012 to approve a proposed Agreement of and Plan of Reorganization for the Acquired  Fund, whereby the CSC Small Cap Value Fund (“the Acquiring Fund”), a series of the Managed Portfolio Series, would acquire all of the assets and liabilities of the Acquired Fund, in exchange for shares of the Acquiring Fund which would be distributed  pro rata by the Acquired Fund to its shareholders, in complete liquidation and termination of the Acquired Fund (the “Reorganization”).

All Acquired Fund shareholders of record at the close of business on November 25, 2011 were entitled to vote.  As of the record date, the Acquired Fund had 933,054 shares outstanding.  Of the 518,595 shares present in person or by proxy at the meeting on January 19, 2012: 414,796 or 79.98% voted in favor of the Reorganization (representing 44.46% of total outstanding shares), 40,147 or 7.74% voted against the Reorganization, and 63,652 withheld from voting for the Reorganization.  Accordingly, the Reorganization was approved.